Exhibit 2.6

Articles of Amendment

ABOVE SPACE FOR OFFICE USE ONLY

filed pursuant to §7-90-301, et seq. and §7-110-106 of the Colorado Revised Statutes (C.R.S.)

1.	For the entity, its ID number and entity name are

ID number	20071247858
(Colorado Secretary of State ID number)

Entity name	DNA Brands, Inc.

2.	The new entity name (if applicable) is ______________________________

3.	(If the following statement applies, adopt the statement by marking the box and include an attachment.)

✓ This document contains additional amendments or other information.

4.	If the amendment provides for an exchange, reclassification or cancellation of issued shares, the attachment states the provisions for implementing the amendment.

5.	(Caution: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)

(If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)

The delayed effective date and, if applicable, time of this document is/are _____________________.

(mm/dd/yyyy hour:minute am/pm)

Notice:

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that such document is such individual's act and deed, or that such individual in good faith believes such document is the act and deed of the person on whose behalf such individual is causing such document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S. and, if applicable, the constituent documents and the organic statutes, and that such individual in good faith believes the facts stated in such document are true and such document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is identified in this document as one who has caused it to be delivered.

1

6. The true name and mailing address of the individual causing the document to be delivered for filing are

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:

This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user’s legal, business or tax advisor(s).

2

ATTACHMENT TO AMENDED ARTICLES OF INCORPORATION

OF

DNA BRANDS, INC.

The Articles of Incorporation of the corporation shall be amended in the following respects:

The first paragraph of Section 1 of Article II of Attachment 1 to the Articles of Incorporation shall be stricken in its entirety and the following paragraph substituted in its place and stead:

Section 1. Number: The amount of the total authorized capital stock of the corporation shall be twenty six billion thirty million (26,030,000,000) shares consisting of twenty five billion (25,000,000,000) shares of Common Stock, $.00001 par value per share, and one billion thirty million (1,030,000,000) shares of Preferred Stock consisting of one billion twenty five million three hundred thousand (1,025,300,000) undesignated shares of Preferred Stock, $.001 par value per share; four hundred thousand (400,000) shares of Series C Preferred Stock, $.001 par value per share; one million eight hundred thousand (1,800,000) shares of Series E Preferred Stock, $.001 par value per share; five hundred thousand (500,000) shares of Series F Preferred Stock, $.001 par value per share; and two million (2,000,000) shares of Series G Redeemable Convertible Preferred Stock, $.001 par value per share, the designations, preferences, limitations and relative rights of the shares of each such class are as follows:

Article II of Attachment 1 to the Articles of Incorporation is hereby amended to include the following designation of a series of Preferred Stock as a part of such Article:

E.       Series H Convertible Preferred Stock

The designation, preferences, limitations and relative rights of the Series H Convertible Preferred Stock are as follows:

(a)	Designation and Number of Series

This series of Preferred Stock shall be designated as “Series H Convertible Preferred Stock” and the number of shares of such series shall be 1,000,000,000 shares.

(b)	Stated Value

The stated value of the Series H Preferred Stock shall be $0.001 per share.

(c)	Dividends

The holders of outstanding Series H Preferred Shares shall not be entitled to receive any dividends.

3

(d)	Preference on Liquidation

(1)	In the event of any liquidation, dissolution or winding up of the Corporation, the holders of Series H Convertible Preferred Shares then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus or earnings, after any payment shall be made in respect of the liquidation preference on the Series F Preferred Stock, but before any payment shall be made in respect of the Corporation’s Common Shares or junior stock, an amount equal to $0.10 per share. If, upon liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for the distribution to its shareholders shall be insufficient to pay the holders of the Series H Convertible Preferred Shares an amount equal to $0.10 per share, the holders of the Series H Convertible Preferred Shares shall share ratably in any distribution of assets according to the respective amounts which would be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full. After the holders of any outstanding series of Preferred Shares having preference, including the holders of the Series H Convertible Preferred Shares, have received their respective preference amount, the assets then remaining shall be distributed equally per share to the holders of a subsequently issued junior class of Preferred Shares, or if none, then to the holders of Common Shares.

(2)	A reorganization, consolidation or merger of the Corporation with or into any other corporation or corporations, or a sale of all or substantially all of the assets of the Corporation, shall not be deemed to be a liquidation, dissolution or winding up of the Corporation as those terms are used in this subdivision (d) and, in the event of any such reorganization, consolidation, merger or sale of assets, the Series H Convertible Preferred Shares shall be entitled only to the rights provided in the plan of reorganization.

(e)	Voting Rights

The Series H Convertible Preferred Shares shall not have voting rights and shall not be entitled to notice of shareholders’ meetings or to vote upon the election of directors or upon any other matter at any special meeting of shareholders.

(f)	Conversion of Series H Convertible Preferred Stock Into Common Stock

(1)	Subject to the provisions of this subdivision (f), the holder of record of any share or shares of Series H Convertible Preferred Stock shall have the right, at his/her/its option, at any time commencing after issuance of such Series H Convertible Preferred Stock, to convert one (1) share of Series H Convertible Preferred Stock into five (5) fully paid and nonassessable share of Common Stock of the Company.

(2)	Any holder of a share or shares of Series H Convertible Preferred Stock desiring to convert such Series H Convertible Preferred Stock into Common Stock shall surrender the certificate or certificates representing the share or shares of Series H Convertible Preferred Stock so to be converted, duly endorsed to the Company, or in blank, at the principal office of the Company, and shall give written notice to the Company at said office that he/she/it elects to convert the same, and setting forth the name or names (with the address or addresses) in which the shares of Common Stock are to be issued.

4

(3)	Conversion of Series H Convertible Preferred Stock shall be subject to the following additional terms and provisions:

(A)	As promptly as practicable after the surrender for conversion of any Series H Convertible Preferred Stock, the Company shall deliver or cause to be delivered to the holder of such Series H Convertible Preferred Stock at the holder’s address as indicated on the Company’s stock ledger (or such other place as may be designated by the holder), to or upon the written order of the holder of such Series H Convertible Preferred Stock, certificates representing the shares of Common Stock issuable upon such conversion, issued in such name or names as such holder may direct. Shares of the Series H Convertible Preferred Stock shall be deemed to have been converted as of the close of business on the date of the surrender of the Series H Convertible Preferred Stock for conversion, as provided above, and the rights of the holders of such Series H Convertible Preferred Stock shall cease at such time, and the person or persons in whose name or names the certificates for such shares are to be issued shall be treated for all purposes as having become the record holder or holders of such Common Stock at such time; provided, however, that any such surrender on any date when the stock transfer books of the Company shall be closed shall constitute the person or persons in whose name or names the certificates for such shares are to be issued as the record holder or holders thereof for all purposes at the close of business on the next succeeding day on which such stock transfer books are open.

(B)	In the event that the Company shall at any time subdivide or combine in a greater or lesser number of shares the outstanding shares of Common Stock, the number of shares of Common Stock issuable upon conversion of the Series H Convertible Preferred Stock shall be proportionately increased in the case of subdivision or decreased in the case of a combination, effective in either case at the close of business on the date when such subdivision or combination shall become effective.

(C)	In the event that the Company shall be recapitalized, consolidated with or merged into any other corporation, or shall sell or convey to any other corporation all or substantially all of its property as entirety, provision shall be made as part of the terms of such recapitalization, consolidation, merger, sale or conveyance so that any holder of Series H Convertible Preferred Stock may thereafter receive in lieu of the Common Stock otherwise issuable to him upon conversion of his Series H Convertible Preferred Stock, but at the conversion ratio stated in this subdivision (e), the same kind and amount of securities or assets as may be distributable upon such recapitalization, consolidation, merger, sale or conveyance, with respect to the Common Stock of the Company.

(D)	In the event that the Company shall at any time pay to the holders of Common Stock a dividend in Common Stock, the number of shares of Common Stock issuable upon conversion of the Series H Convertible Preferred Stock shall be proportionately increased, effective at the close of business on the record date for determination of the holders of Common Stock entitled to such dividend.

(E)	Such adjustments shall be made successively if more than one event listed in subdivisions (e)(3)(B), (C) and (D) hereof shall occur.

5

(F)	No adjustment of the conversion ratio shall be made by reason of

(i)	the purchase, acquisition, redemption or retirement by the Company of any shares of the Common Stock or any other class of the capital stock of the Company, except as provided in subdivision (e)(3)(B); or

(ii)	the issuance, other than as provided in subdivisions (e)(3)(B) and (D), of any shares of Common Stock of the Company, or of any securities convertible into shares of Common Stock or other securities of the Company, or of any rights, warrants or options to subscribe for or purchase shares of the Common Stock or other securities of the Company, or of any other securities of the Company, provided that in the event the Company offers any of its securities, or any rights, warrants or options to subscribe for or purchase any of its securities, to the holders of its Common Stock pursuant to any preemptive or preferential rights granted to holders of Common Stock by the Articles of Incorporation of the Company, or pursuant to any similar rights that may be granted to such holders of Common Stock by the Board of Directors of the Company, at least 20 days prior to the expiration of any such offer the Company shall mail written notice of such offer to the holders of the Series H Convertible Preferred Stock then of record; or

(iii)	any offer by the Company to redeem or acquire shares of its Common Stock by paying or exchanging therefore stock of another corporation or the carrying out by the Company of the transactions contemplated by such offer, provided that at least 20 days prior to the expiration of any such offer the Company shall mail written notice of such offer to the holders of the Series H Convertible Preferred Stock then of record.

(G)	The Company shall at all times reserve and keep available solely for the purpose of issue upon conversion of Series H Convertible Preferred Stock, as herein provided, such number of shares of Common Stock as shall be issuable upon the conversion of all outstanding Series H Convertible Preferred Stock.

(4)	The issuance of certificates for shares of Common Stock upon conversion of the Series H Convertible Preferred Stock shall be made without charge for any tax in respect of such issuance. However, if any certificate is to be issued in a name other than that of the holder of record of the Series H Convertible Preferred Stock so converted, the person or persons requesting the issuance thereof shall pay to the Company the amount of any tax which may be payable in respect of any transfer involved in such issuance, or shall establish to the satisfaction of the Company that such tax has been paid or is not due and payable.

(g)	Redemption. The Board of Directors, at its discretion, shall be authorized to redeem any and all shares of Series H Convertible Preferred Stock at any time. The Board of Directors shall be entitled to redeem any and all shares of Series H Convertible Preferred Stock by delivering to the holders of Series H Convertible Preferred Stock a notice of redemption, and from and after the date of giving such notice (the “Redemption Date”), the shares called for redemption (each, a “Redeemed Share”) shall cease to be outstanding, shall not be transferred on the books of the Corporation, and the holder thereof shall cease to be entitled to all rights with respect to each Redeemed Share, excepting only the right to receive payment by the Corporation of the redemption price for such shares as set forth below. The redemption price for each Redeemed Share shall be ten cents ($0.10) per share (the “Redemption Price”). The Redemption Price for each Redeemed Share shall be payable to the holder thereof in cash after the holder has surrendered the Redeemed Share to the Corporation for redemption.

All other provisions of the Articles of Incorporation, as previously amended, shall remain as stated.

6